SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549






                                   FORM 11-K

                                 ANNUAL REPORT






                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                 For the fiscal year ended September 30, 1996






                      ROCKWELL INTERNATIONAL CORPORATION
                                 SAVINGS PLAN






                      ROCKWELL INTERNATIONAL CORPORATION
                          2201 Seal Beach Boulevard
                        Seal Beach, California  90740

                       ROCKWELL INTERNATIONAL CORPORATION
                                 SAVINGS PLAN

                                     INDEX





											PAGE NUMBER

FINANCIAL STATEMENTS:

	INDEPENDENT AUDITORS' REPORT						                               1

	STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
	  SEPTEMBER 30, 1996 AND 1995                                  2 - 3

	STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
	  FOR BENEFITS, FOR THE YEARS ENDED
	  SEPTEMBER 30, 1996 AND 1995                                  4 - 5

	NOTES TO FINANCIAL STATEMENTS                                  6 - 13

	SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
	  SEPTEMBER 30, 1996                                          14 - 16

	SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE
	  YEAR ENDED SEPTEMBER 30, 1996                                  17


SIGNATURES                                                       S-1


EXHIBIT:

	INDEPENDENT AUDITORS' CONSENT                                   S-2

INDEPENDENT AUDITORS' REPORT


To the Rockwell International Corporation Savings Plan and to Participants therein:

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Rockwell International Corporation Savings Plan as of September 30, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, by fund and in total, the net assets available for benefits of the Plan as of September 30, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of September 30, 1996, and (2) reportable transactions for the year ended September 30, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP


March 21, 1997

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1996
($ IN THOUSANDS)
                                                        Fixed   Guaranteed    Stock      Stock   Intermediate
                                          Diversified   Income    Return      Fund        Fund    Term Bond     Loan
ASSETS                           Total        Fund       Fund      Fund         A          B         Fund       Fund
INVESTMENTS:
  Money market funds          $     5,940                        $     56   $    2,224  $  3,592              $    68
  Pooled investment funds         651,348   $403,224   $163,061    73,504                           $11,559
  Corporate stock - common      2,688,629                                    2,102,220   586,409
  Group annuity contracts         220,274                         220,274
  Loans to participants            77,663                                                                      77,663

     Total investments          3,643,854    403,224    163,061   293,834    2,104,444   590,001     11,559    77,731

RECEIVABLES - Income                   70                               1           69

     Total Receivables                 70                               1           69

TOTAL ASSETS                    3,643,924    403,224    163,061   293,835    2,104,513   590,001     11,559    77,731

LIABILITY - Purchases
  pending settlement                9,825                 9,802                               23

NET ASSETS AVAILABLE
  FOR BENEFITS                 $3,634,099   $403,224   $153,259  $293,835   $2,104,513  $589,978    $11,559   $77,731


See notes to financial statements.







 -2-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1995
($ IN THOUSANDS)
                                                            Fixed   Guaranteed    Stock     Stock     Intermediate
                                             Diversified    Income     Return      Fund       Fund     Term Bond    Loan
ASSETS                             Total         Fund        Fund       Fund         A         B         Fund       Fund
INVESTMENTS:
  Certificates of deposit       $    60,000               $ 60,000
  Money market funds                 36,208    $ 21,735     10,862   $    698   $    1,169  $    961    $   718    $    65
  U.S. Government Securities         77,183                 69,683                                        7,500
  Corporate debt instruments -
    other                            24,688         201     24,487
  Corporate stock - common        2,882,903     334,452                          2,007,851   540,600
  Group annuity contracts           318,862                           318,862
  Loans to participants              67,142                                                                         67,142

     Total investments            3,466,986     356,388    165,032    319,560    2,009,020   541,561      8,218     67,207

RECEIVABLES - Income                  1,442         562        749                                          131

TOTAL ASSETS                      3,468,428     356,950    165,781    319,560    2,009,020   541,561      8,349     67,207

LIABILITY - Purchases
  pending settlement                    895         658                                237

NET ASSETS AVAILABLE
  FOR BENEFITS                   $3,467,533    $356,292   $165,781   $319,560   $2,008,783  $541,561    $ 8,349    $67,207


See notes to financial statements.








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

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1996
($ IN THOUSANDS)
                                                           Fixed    Guaranteed    Stock     Stock   Intermediate
                                              Diversified  Income     Return       Fund      Fund    Term Bond   Loan
                                    Total         Fund      Fund       Fund         A         B         Fund     Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR    $3,467,533    $356,292   $165,781   $319,560  $2,008,783  $541,561    $8,349   $67,207

INCOME:
  Earnings from Investments:
    Dividends                        58,667                                        46,047    12,620
    Interest                         24,062           9          5     16,133         247        70               7,598
    Net appreciation in fair
      value of investments          558,488      50,631      8,781      1,867     391,811   104,965       433

      Total earnings from
         investments                641,217      50,640      8,786     18,000     438,105   117,655       433     7,598

  Contributions:
    Employer                         74,457       1,155        267         17      72,470       535        13
    Participants                    104,552      39,391     11,216     21,576                31,166     1,203
      Total contributions           179,009      40,546     11,483     21,593      72,470    31,701     1,216

      Total income                  820,226      91,186     20,269     39,593     510,575   149,356     1,649     7,598

EXPENSES:
  Payments to participants
   or beneficiaries                 649,886      56,855     33,501     52,486     407,374    96,754     2,916
  Administrative expenses             4,245       1,614        297        234       1,621       442        37
      Total expenses                654,131      58,469     33,798     52,720     408,995    97,196     2,953

Net income (loss)                   166,095      32,717    (13,529)   (13,127)    101,580    52,160    (1,304)    7,598

Net transfers between the funds                  13,973        958    (12,642)     (5,850)   (3,867)    4,502     2,926
Transfers to the Plan                   471         242         49         44                   124        12
      Total transfers                   471      14,215      1,007    (12,598)     (5,850)   (3,743)    4,514     2,926

NET INCREASE (DECREASE)             166,566      46,932    (12,522)   (25,725)     95,730    48,417     3,210    10,524

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR          $3,634,099    $403,224   $153,259   $293,835  $2,104,513  $589,978   $11,559   $77,731

See notes to financial statements.
 -4-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1995
($ IN THOUSANDS)
                                                          Fixed    Guaranteed     Stock      Stock           Intermediate
                                            Diversified   Income     Return        Fund       Fund    Loan     Term Bond
                                   Total        Fund       Fund       Fund          A          B      Fund       Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR    $2,792,382   $262,526   $171,743   $324,550   $1,558,395  $409,416  $65,752    $   -

INCOME:
  Earnings from Investments:
    Dividends                        67,612      6,950                             47,893    12,769
    Interest                         34,328      1,219      9,220     18,555          159        80    4,920       175
    Net appreciation in fair
      value of investments          809,006     78,347        733                 576,540   153,316                 70
      Total earnings from
         investments                910,946     86,516      9,953     18,555      624,592   166,165    4,920       245

  Contributions:
    Employer                         73,395                    75          4       73,315                            1
    Participants                    107,849     36,924     14,379     24,800                 31,345                401
      Total contributions           181,244     36,924     14,454     24,804       73,315    31,345                402

        Total income              1,092,190    123,440     24,407     43,359      697,907   197,510    4,920       647

EXPENSES:
  Payments to participants
    or beneficiaries                413,211     36,862     27,863     43,627      239,119    60,965    4,468       307
  Administrative expenses             3,967      1,542        344        252        1,437       383                  9
      Total expenses                417,178     38,404     28,207     43,879      240,556    61,348    4,468       316

Net income (loss)                   675,012     85,036     (3,800)      (520)     457,351   136,162      452       331

Net transfers between the funds                  8,611     (2,175)    (4,474)      (6,963)   (4,020)   1,003     8,018
Transfers from other plans              139        119         13          4                      3
      Total transfers                   139      8,730     (2,162)    (4,470)      (6,963)   (4,017)   1,003     8,018

NET INCREASE (DECREASE)             675,151     93,766     (5,962)    (4,990)     450,388   132,145    1,455     8,349

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR          $3,467,533   $356,292   $165,781   $319,560   $2,008,783  $541,561  $67,207    $8,349

See notes to financial statements.

 -5-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1996 AND 1995

1.	DESCRIPTION OF THE PLAN

The following description of the Rockwell International Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a. General - The Plan is a defined contribution savings plan established by Rockwell International Corporation (the "Company"). The Company's Employee Benefit Plan Committee, the Plan's Administrative Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo serves as trustee for the Plan; for plan year 1995, National Bank of Detroit also served as a trustee for the Plan. The assets of the Plan are managed by the trustees and other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan is composed of seven funds: the Diversified Fund, which invests primarily in equity securities; the Fixed Income Fund, which invests in fixed income securities; the Guaranteed Return Fund, which invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest; Stock Funds A and B, which invest in or hold the Common Stock and the Class A Common Stock of the Company; the Loan Fund, representing outstanding participant loan balances and the Intermediate Term Bond Fund which invests in U.S. government securities. The Class A Common Stock was converted to Common Stock effective
February 23, 1997.

b. Participation - Participation in the Plan is extended to substantially all salaried employees of the Company who have been employed for 52 weeks. The Plan provides that eligible employees electing to become participants can contribute to the Plan, through either payroll deductions or deferrals at a specified percentage (ranging from 1% to 8%) of their base compensation (as defined in the Plan). Participants currently contributing 8% are eligible to make a supplemental deduction or deferral contribution of 1% to 3% of their base compensation, or 1% to 2% if such compensation exceeds a specified amount.

Amounts contributed by employees pursuant to payroll deductions are included in the participants' taxable income in the period of the contribution. Amounts contributed by employees pursuant to payroll deferral are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan.

The Plan provides that the Company, when extending the benefits of the Plan to any employee of a component of the Company or an affiliated company, may place such limitations as it deems appropriate on the amount of compensation deferral contributions or on compensation deduction contributions to comply with certain statutory limitations.

A participant who elects compensation deduction contributions may, upon 15 days' notice, revoke such election and elect instead to make compensation deferral contributions effective on the first payroll payment date following the expiration of the notice period. A participant who has elected compensation deferral contributions may, by giving notice to the Company in February or August of any year, revoke such election and elect instead compensation deduction contributions effective the first payroll payment date in April or October of that year, respectively.

c. Investment Elections - A participant may elect to have contributions made entirely to the Diversified Fund, the Fixed Income Fund, Stock Fund B, the Guaranteed Return Fund or the Intermediate Term Bond Fund. Participants may change such investment elections once each calendar quarter.

A participant may elect once each calendar quarter to have 5% increments of his/her investment in the Diversified Fund, Fixed Income Fund, Stock Fund B or the Intermediate Term Bond Fund converted to units in any fund other than the Guaranteed Return Fund. The value of such units will be determined as of the first valuation date following such election. Such election shall have no effect on any other election offered under the Plan.

Participants may annually elect to transfer a percentage of their Stock Fund B account to the Diversified Fund, Fixed Income Fund, Stock Fund B or the Intermediate Term Bond Fund. The allowable annual transfer is 10% of the Stock Fund B amount prior to reaching age 55, and 50% of the Stock Fund B account thereafter.

A participant, upon attainment of age 65, may irrevocably elect to have (i) all or a portion of the units in Stock Fund A and/or (ii) all or a portion of the units in Stock Fund B converted to units in any fund other than the Guaranteed Return Fund. The value of such units will be determined on the first valuation date following such election. All subsequent Company contributions made to such participant's Company contributions account would be invested in the same funds in which the participant elected to invest contributions.

Participants' contributions to the Guaranteed Return Fund are invested in contracts with Metropolitan Life Insurance Company, New York Life Insurance Company and John Hancock with various guaranteed annual returns to participants for the contract periods. Such contracts guarantee the following annual returns:

                                     Guaranteed         Contract
    Periods of Contributions       Annual Return    Expiration Date

 April 1, 1991 - March 31, 1992       8.50%          March 31, 1995
 April 1, 1993 - March 31, 1994       5.25%          March 31, 1996
 April 1, 1994 - March 31, 1995       5.00%          March 31, 1997
 April 1, 1995 - March 31, 1996       8.00%          March 31, 1998
 April 1, 1996 - March 31, 1997       5.49%          March 31, 1999


A participant with units in the Guaranteed Return Fund may irrevocably elect, by providing a notice at least 30 days prior to the contract expiration date, to convert his/her interest in such contract allocated to, in 5% increments, the Diversified Fund, Stock Fund B, the Intermediate Term Bond Fund, the Fixed Income Fund and/or the current Guaranteed Return Fund. Such conversion will be based on the value of units in such respective Funds as of the date of such expiration, or the valuation date immediately preceding the transfer of funds, whichever is later.



d. Unit Values - Participants do not own specific securities or other assets in the various Funds, but have an interest therein represented by units valued as of the last business day of each month. However, voting rights are extended to participants in proportion to their interest in the Common Stock and Class A
Common Stock held in Stock Funds A and B, as represented by Common Units and Class A Units. Contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

e. Contributions - The Company's contributions to the Plan equal 75% of the participants' contributions subject to reductions as the result of forfeitures. Company contributions are generally made to Stock Fund A in the form of cash, Common Stock or any combination thereof.

f. Vesting - Amounts contributed by participants are fully vested at all times. Amounts contributed through compensation deduction contributions may be distributed at any time. However, amounts contributed through compensation deferral contributions may be distributed to participants only (i) upon termination of employment, (ii) upon attaining the age of 59-1/2 or (iii) upon demonstration by the participant to the Administrative Committee that there is hardship as defined in the Plan.

Units attributable to Company contributions vest when a participant has completed five years of continuous service, except that all units fully vest upon termination of the Plan or upon a participant's (i) retirement, (ii) death, (iii) layoff, (iv) termination of employment because of inability to meet Company medical standards, (v) termination of employment in order to enter the Armed Forces of the United States or to accept employment with the Government of the United States, (vi) termination of employment in connection with the divestiture of a component of the Company or (vii) reaching age 65 while employed.

g. Benefit Claims Payable - Retiring participants may irrevocably elect at any time during the 30-day period ending on the day immediately prior to the effective date of their retirement to remain in the Plan without any further contributions until January 1 of the calendar year following the effective date of their retirement, at which time they shall be entitled to receive their account balance valued as of the valuation date immediately prior to such January 1. Terminated participants will receive their vested benefits no later than 60 days after the end of the plan year in which such termination occurs. Participants separating from service who have not attained the age of 65 and who have an account balance greater than $3,500 must provide written consent to the Plan Administrator in order to receive their distribution before reaching age 65. At September 30, 1996 and 1995, the amounts of such benefit claims payable to retired and terminated participants were approximately $22 million for both years.

h. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of a participant's account, as defined by the Plan, represents a potential forfeiture. Such forfeitures reduce subsequent Company contributions to the Plan. However, if upon reemployment, the former participant fulfills certain requirements, as defined in the Plan, the previously forfeited nonvested portion of the participant's account will be restored through Company contributions.

i. Loans to Participants - The Plan provides for loans to participants. The participant may apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of his/her vested account balance) from the account balance. The loans can be repaid through payroll deductions over the period of 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 12 months following the date of the loan. Interest is charged at a rate equal to the prime rate being charged by 75% of the largest 30 United States banks plus one percent. Payments of principal and interest are credited to the participant's account. Also, participants may have only one outstanding loan at a time.

j. Plan Termination - The Company has the right to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's Company contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Valuation of Investments - Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year or, for listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in Class A Common Stock of the Company are stated at fair value based upon the closing sales prices of the Common Stock into which it is convertible. Investments in certificates of deposit, money market funds and corporate debt instruments (commercial paper) are stated at cost which approximates fair value.

Valuation of Guaranteed Annuity Contracts - At September 30, 1996 the guaranteed annuity contracts with insurance companies are valued at fair value. At September 30, 1995, the guaranteed annuity contracts were valued at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants.
The fair value of the guaranteed annuity contracts is approximately $295 and $322 million at September 30, 1996 and 1995, respectively. In September 1994, the American Institute of
Certified Public Accountants issued Statement of Position 94-4
"Reporting of Investment Contracts Held by Health and Welfare
Benefit Plans and Defined Contribution Plans" ("SOP"). The SOP requires a defined contribution plan to report investment contracts with fully benefit responsive features at contract value and other investment contracts at fair value. According to the provisions of SOP 94-4, the Guaranteed Annuity contracts have been determined to be non-fully benefit responsive. As such, the contracts are presented at fair value on the statements of net assets available for benefits at September 30, 1996. The crediting interest rates at September 30, 1996 for the contracts ranged from 5.25% to 8.0%. The effect of adopting SOP 94-4 was immaterial.

Valuation of Pooled Investment Funds - The Plan's interest in pooled investment funds represents investments in pooled investment funds in which the Plan and other Rockwell defined contribution plans participate. The Plan's interest in the funds is carried at fair value based on quoted market prices.

b. Expenses - Plan fees and expenses, including fees and expenses connected with the providing of administrative services by external service providers, are paid from Plan assets.

c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.




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

3.	UNIT VALUES

Participation units outstanding at September 30, 1996 and 1995 and participants' equity per unit at the end of each quarter within the fiscal years then ended are as follows:

                                  Units        Participants' Equity Per Unit
                              Outstanding,   September  June   March December
       Fiscal Year 1996       September 30      30       30     31     31

     Diversified Fund          27,763,480     $14.40  $14.03  $13.47  $12.86
     Fixed Income Fund         22,107,464       6.84    6.75    6.66    6.57

     Guaranteed Return Fund:
       5.00% Contract         116,887,655       1.13    1.12    1.10    1.09
       5.25% Contract                   -          -       -    1.17    1.15
       8.00% Contract          77,216,868       1.12    1.10    1.08    1.06
       5.49% Contract          70,863,845       1.03    1.01       -       -

     Stock Fund A:
       Common Stock           111,441,097      14.90   15.08   15.41   13.81
       Class A Common Stock    29,490,582      14.46   14.72   15.11   13.62

     Stock Fund B:
       Common Stock           189,951,295       2.59    2.62    2.68    2.40
       Class A Common Stock    35,863,762       2.55    2.59    2.66    2.40
     Intermediate Term Bond
       Fund                    10,465,450       1.08    1.06    1.06    1.07


                                  Units        Participants' Equity Per Unit
                               Outstanding,  September  June   March  December
       Fiscal Year 1995        September 30     30       30      31      31

     Diversified Fund            27,990,148    $12.64   $11.70  $10.54  $9.60

     Fixed Income Fund           25,336,345      6.48     6.39    6.29   6.20

     Guaranteed Return Fund:
         5.00% Contract         139,702,341      1.08     1.06    1.05   1.04
         5.25% Contract          72,314,275      1.14     1.12    1.11   1.10
         8.50% Contract                                           1.39   1.36
         8.00% Contract          79,922,955      1.04     1.02    1.00

     Stock Fund A:
         Common Stock           126,199,918     12.29    11.83   10.00   9.17
         Class A Common Stock    36,974,122     12.17    11.79   10.18   9.18

     Stock Fund B:
         Common Stock           208,093,285      2.14     2.06    1.74   1.60
         Class A Common Stock    43,514,257      2.14     2.08    1.76   1.62

     Intermediate Term Bond Fund  8,289,186      1.04     1.02    1.00





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


4.	INVESTMENTS EXCEEDING 5% OF NET ASSETS

The Plan's investments which exceeded 5% of net assets available for benefits as of September 30, 1996 and 1995 are as follows (dollars in thousands):

	Description of Investment              1996           1995

	Rockwell International
	   Corporation Common Stock         $2,102,220     $2,002,567

	Rockwell International
	   Corporation Common Stock
	   Class A                             586,409        545,884

	Diversified Fund
	   (Pooled Equity Fund)                403,224

5.	TAX STATUS

The Plan obtained its latest determination letter in 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of September 30, 1996. Therefore, no provision for income taxes is included in the Plan's financial statements.

6.	PLAN AMENDMENT

Effective March 6, 1995, the Plan was amended to establish an additional investment fund known as the Intermediate Term Bond Fund; more frequent and flexible investment change options for both existing account balances and ongoing contributions; a simplified method of determining amounts available for withdrawals; and a new annual installment distribution option.

Effective January 1, 1995, the Plan was amended to provide for payment of internal administrative and investment management expenses directly connected to the ongoing operations of the Plan.

Effective September 1, 1996, the Plan was amended to allow an eligible employee's entire account balance from a previous employer's qualified plan to be transferred into the Plan.

Effective October 1, 1996, the plan was amended to allow eligible employees to participate in and contribute to the Plan on an unmatched basis following one month of employment. Company contributions will continue to be made to participant's accounts following completion of 52 weeks of employment.

Effective December 6, 1996, Stock Funds C and D, consisting of Boeing Common Stock and representing Company matching and participant contributions made prior to December 6, 1996 respectively, have been added to the Plan. See footnote 7 for further discussion.

7.	SUBSEQUENT EVENT

On December 6, 1996, the Company divested its former Aerospace and Defense businesses (the "A&D Business") to The Boeing Company ("Boeing") by means of a merger in which the Company's predecessor corporation became a wholly-owned subsidiary of Boeing. As a result of this transaction, participants of the Plan received .042 shares of Boeing stock for each share of Rockwell stock which they held as of the transaction date. Participants who were employed in the former Rockwell A&D Business continue to retain their account balance with the Plan; however, participant contributions to the Plan were suspended as of the transaction date. Such participants continue to retain all rights in their account balances with the Plan, and they are eligible to participate in the Boeing Savings Plan as provided by the terms of the Boeing Savings Plan document.






































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



ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1996
($ IN THOUSANDS)

         Column B                 Column C                 Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                  Current
    or similar party          or maturity value              Cost       Value

DIVERSIFIED FUND

Pooled Diversified Fund:

   Diversified Fund (1)   Pooled diversified fund,
                          30,964,271 units                  $355,852   $403,224

(1)  Pooled funds held by Wells Fargo, as trustee.


FIXED INCOME FUND

Pooled Fixed Income Fund:

   Fixed Income Fund      Pooled fixed income fund
                          14,208,549 units                  $154,513   $163,061

(1)  Pooled funds held by Wells Fargo, as trustee.


GUARANTEED RETURN FUND

Money Market Funds

*Wells Fargo & Company        Stagecoach Funds
                              Prime Money Market
                                 Mutual Fund                $     56   $     56

Group Annuity Contracts

GIC Metropolitan Life         Contract No. 13673, 5.00%     $133,001   $133,001
Pooled Guaranteed             Pooled guaranteed return
     Return Fund (1)            fund, 7,143,036 units         73,504     73,504
GIC New York Life             Contract No. 30194, 8.00%       87,273     87,273

Total Group Annuity Contracts                               $293,778   $293,778

TOTAL INVESTMENTS - Guaranteed Return Fund                  $293,834   $293,834

(1)  Pooled funds held by Wells Fargo, as trustee.






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



ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1996
($ IN THOUSANDS)

         Column B                 Column C                Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                 Current
    or similar party          or maturity value             Cost       Value

STOCK FUND A

Common Stocks - Domestic

*Rockwell International
 Corporation                  29,648,859 shares             $726,912  $1,671,414
*Rockwell International
 Corporation - Class A         7,641,785 shares               71,321     430,806

Total Common Stock                                          $798,233  $2,102,220

Money Market Funds

*Wells Fargo & Company     Stagecoach Funds
                           Prime Money Market Mutual Fund   $  2,224  $    2,224

TOTAL INVESTMENTS - Stock Fund A                            $800,457  $2,104,444


STOCK FUND B

Common Stocks -Domestic

*Rockwell International
  Corporation             8,765,269 shares                 $243,168   $  494,131

*Rockwell International
  Corporation - Class A   1,636,852 shares                   19,016       92,278

Total Common Stock                                         $262,184   $  586,409

Money Market Funds

*Wells Fargo & Company    Stagecoach Funds
                          Prime Money Market Mutual Funds  $  3,592   $    3,592

TOTAL INVESTMENTS - Stock Fund B                           $265,776   $  590,001

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1996
($ IN THOUSANDS)

         Column B                 Column C              Column D    Column E

                         Description of investment,
    Identity of issue,   including collateral, rate of
    borrower, lessor     interest, maturity date, par                 Current
    or similar party          or maturity value             Cost       Value

INTERMEDIATE TERM BOND FUND

Pooled Intermediate Term Bond Fund:

   Intermediate Term      Pooled intermediate term
     Bond Fund (1)          bond fund, 745,794 units      $  11,179  $   11,559

(1)  Pooled funds held by Wells Fargo, as trustee.


LOAN FUND

*Loans to Participants    Various loans; 7.0% to 11%
                            due 12 to 60 months from
                            date of loan                  $  77,663  $   77,663

Money Market Funds

*Wells Fargo & Company   Stagecoach Funds
                         Prime Money Market Mutual Fund  $       68  $       68

TOTAL INVESTMENTS - Loan Fund                            $   77,731  $   77,731

TOTAL INVESTMENTS - ALL FUNDS                            $1,959,342  $3,643,854



* Party-in-interest


ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE YEAR ENDED
SEPTEMBER 30, 1996
($ IN THOUSANDS)
       Column A                     Column B            Column C    Column D   Column G    Column H       Column I

      Identify of                                       Purchase    Selling      Cost    Current Value    Net Gain
    Party Involved            Description of Asset       Price       Price     of Asset    of Asset       or (Loss)
<A>
Wells Fargo                   Pacific American Fund -
                              Money Market              $225,141               $225,141      $225,141      $   -


Wells Fargo                   Pacific American Fund -
                              Money Market                          $219,486    219,486       219,486          -























 -17-

INDEPENDENTS AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-17031 of Rockwell International Corporation on Form S-8, and the Prospectus dated December 9, 1996 with respect to the Securities covered thereby, of our report dated March 21, 1997, appearing in this Annual Report on Form 11-k of the Rockwell International Corporation Savings Plan for the year ended September 30, 1996.




Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 28, 1997

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                               ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN




                                                   By    Alfred J. Spigarelli
                                                         Alfred J. Spigarelli
                                                          Plan Administrator




Date:  March 28, 1997






























S-1